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                                                                  EXHIBIT G

         Tech Squared Shareholders Approve Voluntary Dissolution of Company

          MINNEAPOLIS, Dec.  10 /PRNewswire/ -- Shareholders of Tech Squared
Inc.   (OTC Bulletin Board: TSQD) today approved the dissolution of the company in accordance with a plan of voluntary liquidation and dissolution. The vote clears the way for Tech Squared to complete the sale of its operating assets pursuant to an asset purchase agreement with Netdirect Corporation International (formerly Virtual Technology Corporation).

          "I'm particularly pleased that 93 percent of the minority shareholders who placed a vote voted in favor of the proposed dissolution," said Chuck Reese, president and chief executive officer of Tech Squared.

          The company said it intends to complete a tax-free reorganization with Digital River, Inc. (Nasdaq: DRIV) in accordance with a previously announced acquisition agreement. Tech Squared will be dissolved promptly after completion of this reorganization.

          Closing of the reorganization is subject to completion of the sale or other disposition of Tech Squared's operating assets and the establishment of a liquidating trust to satisfy known or contingent liabilities of Tech Squared, and other customary conditions. Tech Squared currently intends to deposit cash and a portion of the to-be-issued shares of Digital River common stock into the liquidating trust to satisfy this requirement. The remaining newly-issued shares of Digital River common stock, which are expected to constitute substantially all of the assets of Tech Squared, will then be distributed to Tech Squared shareholders on a pro-rata basis.

          Tech Squared has signed a definitive agreement with Netdirect Corporation International (OTC Bulletin Board: VTCO) under which Netdirect will acquire substantially all of Tech Squared's operating assets for a cash purchase price of approximately $3,000,000. Closing of the asset sale to Netdirect is expected to occur shortly. Netdirect is a Minneapolis-based e-commerce company specializing in the sale of high-performance computer hardware, software and peripheral products.

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          Tech Squared, based in Minneapolis, is a national marketer and distributor of mid- to high-end microcomputer hardware, software and peripherals primarily to businesses in the desktop publishing, graphic arts and pre-press industries, as well as an emerging customer base of Internet and intranet site developers.

          Except for historical financial information, the information contained in this release is forward-looking and subject to certain risks as described in the company's filings with the Securities and Exchange Commission, including the proxy statement-prospectus filed jointly with Digital River, the company's annual report on Form 10-K for the year ended Dec. 31, 1998, as amended on November 2, 1999, and the company's quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999. Actual results may differ significantly based on such risks.

          For more information, contact Tom Langenfeld of BlueFire Partners, 612-371-0000, for Tech Squared Inc., or Jeffrey F. Martin of Tech Squared Inc., 612-832-5622.

SOURCE Tech Squared Inc.

-0- 12/10/1999

/CONTACT: Tom Langenfeld of BlueFire Partners, 612-371-0000, for Tech Squared Inc., or Jeffrey F. Martin of Tech Squared Inc., 612-832-5622/

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